UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Taiwan Semiconductor Manufacturing Company Limited

(Translation of Registrant’s Name Into English)

Republic of China	1-14700	98-0138044
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 8, Li-Hsin Road 6

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of principal executive offices)

Sylvia Fang, +886-3-563-6688 extension 712-5089

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Conflict Minerals Disclosure

Taiwan Semiconductor Manufacturing Company Limited (the “Company,” “TSMC,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted); (b) cassiterite (the metal ore from which tin is extracted); (c) gold; and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). TSMC’s operations, including the operations of its consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, TSMC has conducted a good faith reasonable country of origin inquiry regarding the conflict minerals included in the products during the period from January 1, 2013 until December 31, 2013 (the “Reporting Period”) to determine whether any of such conflict minerals, which we refer to in this Form SD as the “Covered Minerals,” originated in the Covered Countries and/or whether any of the Covered Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that the Covered Minerals did not originate in the Covered Countries.

Rule 13p-1, through Form SD, requires an issuer that determines that the conflict minerals contained in its products did not originate in the Covered Countries or did come from recycled or scrap sources to disclose in its Form SD: (a) its determination; and (b) a brief description of the reasonable country of origin inquiry it used in reaching such determination and the results of such inquiry.

Covered Minerals Country of Origin Determination

As described below, after conducting our reasonable country of origin inquiry regarding the origin of the Covered Minerals, we have determined that such Covered Minerals: (a) did not originate from the Covered Countries; or (b) came from recycled or scrap sources.

Reasonable Country of Origin Inquiry

Form SD requires that an issuer’s reasonable country of origin inquiry must be conducted in good faith and reasonably designed to determine whether the issuer’s Covered Minerals originated in the Covered Countries, or came from recycled or scrap sources, and it must be performed in good faith. As described below, in reaching the Covered Minerals country of origin determination, we designed and implemented our reasonable country of origin inquiry in accordance with Form SD and the guidance provided by the U.S. Securities and Exchange Commission (the “Commission”).

As a general matter, TSMC has designed and implemented three procedural cornerstones in support of compliance with conflict-free sourcing: (a) TSMC’s Code of Ethics; (b) TSMC’s Corporate Social Responsibility Policy (containing TSMC’s Conflict-Free Materials Policy), which is publicly available online at http://www.tsmc.com/english/csr/collaborates_with_suppliers.htm); and (c) TSMC’s Green Procurement Procedure Policy. Our Code of Ethics contains general ethical principles and guidelines that, among other matters, prohibit us from supporting any actions that would undermine human dignity and self worth, whether they exist in Taiwan or globally. As part of the duties of an ethical corporate citizen, our Corporate Social Responsibility Policy imposes strict duties upon our suppliers, such as requiring them to comply with applicable labor laws and also to source materials from conflict-free regions. Our Conflict-Free Materials Policy also requires us, as well as all of our relevant suppliers and contractors, to watch out for any “red flags” regarding the source of conflict minerals in our supply chain. Also, in addition to imposing requirements relating to hazardous substances materials sourcing, our Green Procurement Policy requires that any of our potential suppliers or contractors adhere to our Conflict-Free Materials Policy. These documents serve as the basis for our strong internal corporate management system with respect to conflict-free sourcing. Finally, TSMC adheres to the humanitarian and ethical principles contained in the Organization for Economic Co-operation and Development’s Model Supply Chain Policy for a Responsible Global Supply Chain of Minerals from Conflict-Affected and High Risk Areas (the “OECD Framework”) to supplement its policies and procedures on conflict-free sourcing.

TSMC also supports the Electronic Industry Citizenship Coalition® (“EICC®”), the Global e-Sustainability Initiative (“GeSI”) and the Conflict-Free Smelter (“CFS”) Program. Since 2009, the EICC® and GeSI have led efforts to develop implementation tools and programs for the tracking of conflict minerals in the global electronics supply chain. In late 2011, TSMC adopted and began using the Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template (the “Dashboard”). The Dashboard was developed by the EICC®-GeSI as a common industry standard method to collect sourcing information related to conflict minerals and is recognized in the OECD Framework as an important component of responsible supply chain management. TSMC’s Conflict-Free Materials Policy requires our relevant immediate suppliers and contractors (as well as the relevant suppliers and contractors of our consolidated subsidiaries) to complete and regularly update the Dashboard. In addition, the CFS Program allows independent third-party certification of the conflict-free status of participating smelters and refiners. Our Green Procurement Policy encourages our suppliers and contractors to source from smelters or refineries validated under the CFS Program.

Because TSMC does not purchase the Covered Minerals directly from smelters, refiners or mines, TSMC relies on the country of origin information provided by its immediate suppliers or contractors. During the Reporting Period, all of our Suppliers were asked to complete Dashboard templates, obtain representations from their suppliers, obey our Conflict-Free Sourcing Policy and periodically update all information provided to us regarding conflict minerals. For the Reporting Period, we obtained representations from each Supplier, including Dashboards, indicating the facility at which the Covered Minerals were processed and demonstrating that these Covered Minerals did not originate in the Covered Countries or came from recycled or scrap sources. All of our Suppliers provided signed representation letters indicating that no Covered Minerals from the Covered Countries have been supplied to TSMC or its affiliates during the Reporting Period. In order to verify the responses of our Suppliers, our Procurement department team has been in close contact with all of our Suppliers, conducting interviews and holding regular discussions to keep all parties up to date on the latest developments that may be occurring with respect to conflict-free minerals compliance, including updates regarding the Dashboard. Based on the information we have collected for the Reporting Period, we believe that none of our Suppliers sourced any Covered Minerals from the Covered Countries.

Public Reporting of our Conflict-Free Materials Compliance

As required by the Final Rules, the contents of this Form SD describing the methodology of our reasonable inquiry analysis and due diligence measures may be accessed publicly online at http://www.tsmc.com/chinese/investorRelations/sec_filings.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Taiwan Semiconductor Manufacturing Company Limited

/s/ Steven Tso
Steven Tso
Senior Vice President and Chief Information Officer
Date: May 28, 2014

/s/ Richard Thurston
Richard Thurston
Senior Vice President and General Counsel
Date: May 20, 2014

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